UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2006 and 2005

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

FOOT LOCKER 401(k) PLAN

Financial Statements and Supplemental Schedule

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4-10

Supplemental Schedule:

Schedule G – Schedule of Nonexempt Transactions	11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2006	12

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule G – Schedule of Non-exempt Transactions for the year ended December 31, 2006 and Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 29, 2007

FOOT LOCKER 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006			2005
	Participant-	Nonparticipant-		Participant-	Nonparticipant-
	Directed	Directed		Directed	Directed
		Foot Locker			Foot Locker
	Total Funds	Stock Fund	Total	Total Funds	Stock Fund	Total
Assets:
Investments, at fair value	$71,254,386	$10,996,318	$82,250,704	$61,240,914	$11,061,271	$72,302,185

Participant loans	2,026,013	-	2,026,013	1,847,761	-	1,847,761
	73,280,399	10,996,318	84,276,717	63,088,675	11,061,271	74,149,946
Receivables:
Employer contribution	-	1,683,171	1,683,171	-	1,632,771	1,632,771
Total assets	73,280,399	12,679,489	85,959,888	63,088,675	12,694,042	75,782,717

Liabilities:
Excess contributions payable to participants	763,916	-	763,916	635,730	-	635,730

Net assets available for benefits	$72,516,483	$12,679,489	$85,195,972	$62,452,945	$12,694,042	$75,146,987

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
December 31, 2006 and 2005

	2006			2005
	Participant-	Nonparticipant-		Participant-	Nonparticipant-
	Directed	Directed		Directed	Directed
		Foot Locker			Foot Locker
	Total Funds	Stock Fund	Total	Total Funds	Stock Fund	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value
of investments	$5,477,860	$(799,685)	$4,678,175	$1,689,312	$(1,583,663)	$105,649
Dividends	931,171	227,803	1,158,974	507,699	182,750	690,449
Interest	117,087	-	117,087	79,250	-	79,250

Total investment income (loss)	6,526,118	(571,882)	5,954,236	2,276,261	(1,400,913)	875,348

Contributions:

Participant	10,171,161	-	10,171,161	10,456,468	-	10,456,468
Employer	-	1,683,171	1,683,171	-	1,632,771	1,632,771
Total contributions	10,171,161	1,683,171	11,854,332	10,456,468	1,632,771	12,089,239

Total additions	16,697,279	1,111,289	17,808,568	12,732,729	231,858	12,964,587

Deductions from net assets attributed to:
Benefits paid to participants	6,578,515	1,116,854	7,695,369	6,589,854	1,231,150	7,821,004
Loan administration and administrative fees	55,226	8,988	64,214	108,031	-	108,031
Total deductions	6,633,741	1,125,842	7,759,583	6,697,885	1,231,150	7,929,035

Net increase (decrease)	10,063,538	(14,553)	10,048,985	6,034,844	(999,292)	5,035,552
Net assets available for benefits:
Beginning of year	62,452,945	12,694,042	75,146,987	56,418,101	13,693,334	70,111,435
End of year	$72,516,483	$12,679,489	$85,195,972	$62,452,945	$12,694,042	$75,146,987

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Board of Directors of Foot Locker, Inc. (the “Company”) appointed MG Trust Company as the trustee of the Plan. Merrill Lynch is the investment advisor, BISYS Retirement Services is the recordkeeper and Oppenheimer Funds provides investment management services to the Plan.

(a) General

The Plan is a defined contribution plan covering generally all U.S. employees of the Company and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b) Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre- tax annual compensation for participants who meet the eligibility requirements. The maximum allowable salary reduction contribution by a participant is 25% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $15,000 for 2006 and $14,000 for 2005. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares, to be held in the Foot Locker Stock Fund. Matching contributions for 2006 and 2005 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2006 and 2005. Participants who have attained the age of 50 may make catch-up contributions of up to $5,000 in 2006 and up to $4,000 in 2005, as defined by the Plan. These contributions are not eligible for matching contributions by the Company. In March 2006 and 2005, the Plan reimbursed certain participants for excess amounts contributed to the Plan during 2006 and 2005, respectively.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

(e)	Investment Options

Participants may change their investment options daily. Each participant may direct his or her contributions to the following funds in 1% increments:

Oppenheimer Champion Income Fund – Participant’s assets are invested in a mutual fund with a portfolio of high-yield, lower-rated fixed-income securities as a primary goal. The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

Oppenheimer Quest Balanced Fund – Participant’s assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. Corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund’s primary objective is to seek capital growth and investment income.

Oppenheimer Quest Opportunity Value Fund – Participant’s assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund’s design is similar to the Quest Balanced Fund. The fund is designed to seek growth of capital.

Oppenheimer Capital Appreciation Fund – Participant’s assets are invested in a mutual fund with a portfolio of common stock of “growth” companies. “Growth” companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

Oppenheimer Global Fund – Participant’s assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries. The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

Oppenheimer Cash Reserves A – Participant’s assets are invested in a money market fund which seeks the maximum current income that is consistent with stability of principal. The fund seeks to achieve this objective by investing in "money market" securities meeting specific credit quality standards.

Fidelity Advisor Dividend Growth Fund – Participant’s assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company’s financial strength and growth potential. The fund is designed to invest in companies in the technology and finance areas with stable growth.

Federated Max-Cap Index Fund – Participant’s assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index. The fund's objective is to parallel the return of the S&P 500 Stock Index.

Fidelity Advisor Mid Cap Fund – Participant’s assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

John Hancock Small Cap Equity Fund – Participant’s assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund’s objective is to seek capital appreciation.

Calvert Income Fund – Participant’s assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund’s objective is to maximize long-term income combined with the preservation of capital.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is paid ratably through regular payroll deductions. Participant loans totaling $2,026,013 and $1,847,761 were outstanding at December 31, 2006 and December 31, 2005, respectively, bearing interest rates ranging from 4.00% to 8.50% in each year.

	(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

	(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures and investment management fees. To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

	(i)	Forfeitures

Forfeitures are allocated as of the last day of the Plan year. Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $36,329 and $75,962 in 2006 and 2005, respectively. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $389,770 and $329,790, respectively.

(2)	Summary of Accounting Principles

	(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Foot Locker Shares are valued at the quoted market price. Participant loans are valued at their outstanding cost balances, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Amendment

Effective March 28, 2005, the Plan was amended to reduce the threshold amount of immediate lump sum distributions of vested account balances upon termination of employment from $5,000 to $1,000.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(5)	Tax Status

The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 15, 2002. The Plan has been amended since receiving the letter, however, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Due to Plan amendments, on January 31, 2007, Form 5300 was filed with the IRS for an advance determination on the continuing qualification of the Plan which is currently pending.

(6)	Concentrations of Risks and Uncertainties

The Plan offers a number of investment options including the participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(7)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	December 31,
	2006		2005
Oppenheimer Quest Balanced Fund – 1,074,748 shares and 910,566
shares, respectively		$20,248,256		$16,262,716

Federated Max-Cap Index Fund – 404,104 shares and 371,420 shares,
respectively		$10,514,775		$9,177,780

Oppenheimer Global Fund – 133,067 shares and 114,622 shares,
respectively		$9,781,723		$7,645,309

Oppenheimer Capital Appreciation Fund – 154,093 shares and 148,463
shares, respectively		$7,108,320		$6,370,550

Oppenheimer Quest Opportunity Value Fund – 236,530 shares and
222,835 shares, respectively		$7,098,255		$6,339,651

Oppenheimer Cash Reserves - 6,265,912 shares and 6,022,342 shares,
respectively		$6,265,912		$6,022,342

Foot Locker Stock Fund –653,327 shares and 623,371 shares,
respectively	$	*14,359,754	$	**14,645,566

*	500,300 shares, or $10,996,318 nonparticipant-directed
**	470,096 shares, or $11,061,271 nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,678,175 in 2006 and by $105,649 in 2005, as follows:

	2006	2005
Mutual funds	$5,658,156	$2,137,468
Common stock	(979,981)	(2,031,819)
	$4,678,175	$105,649

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds which are owned and managed by Oppenheimer Funds, who has been designated as the investment manager. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the Trustee in purchasing shares of the Company’s common stock. These transactions qualify as party-in-interest transactions.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2006 and 2005

(9)	Prohibited Transactions

Due to inadvertent errors, certain expenses of the Company’s defined contribution plan covering generally all of the Company’s employees whose primary place of employment is in Puerto Rico (the “1165(e) Plan”) were paid for by the Plan during 2005. The 1165(e) Plan reimbursed the Plan for these expenses and lost income in 2006. In addition, the payment of the appropriate excise tax was paid to the Internal Revenue Service.

(10)	Subsequent Events

Effective January 1, 2007, the maximum allowable salary reduction contribution by a participant has increased from twenty five percent (25%) to forty percent (40%). The initial automatic enrollment percentage shall automatically increase each year in one percent (1%) increments up to a maximum of five percent (5%). Additionally, a participant may transfer all or any portion (whether vested or un-vested) of their matching contribution account invested in the Company Stock Fund to any other investment alternative available under the Plan.

Effective February 1, 2007, the initial automatic enrollment percentage for a Participant who fails to affirmatively elect whether or not to make contributions to the participant’s salary reduction contribution account shall be increased from two percent (2%) to three percent (3%) of compensation. Notwithstanding the foregoing, a participant may affirmatively elect to make contributions in an amount equal to, less than or greater than the amount specified above. Additionally, Russell Investment Group will be the provider of investment management services to the Plan. Associates will be invested in the Russell Global Balanced Fund after meeting the Plan’s eligibility requirements. Each participant may direct his or her contributions to the following funds in 1% increments:
  Russell Investment Contract Fund
  Russell Fixed Income I Fund
  Russell Global Balanced Fund
  Russell Large Cap Structured Equity Fund
  Russell 1000 Index Fund
  Russell Equity I Fund
  Russell Equity II Fund
  Russell All International Markets Fund
  Foot Locker Stock Fund

FOOT LOCKER 401(k) PLAN

Schedule G – Schedule of Nonexempt Transactions
Year Ended December 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

	Relationship to						Net gain or
	plan, employer or	Description of transactions including			Cost	Current	(loss) on
Identity of party	other party- in-	maturity date, rate of interest, collateral,	Purchase	Accrued	of	value	each
involved	interest	par or maturity value	Price	Interest	asset	of asset	transaction
2006

BISYS Retirement	Plan record keeper	Paid expenses to BISYS Retirement	$8,538	-	N/A	N/A	N/A
Services		Services from the Plan for administrative
		services provided to employer's Puerto
		Rico 1165(e) Plan.
		Reimbursed during 2006

BISYS Retirement	Plan record keeper	Paid expenses to BISYS Retirement	3,293	-	N/A	N/A	N/A
Services		Services from the Plan for administrative
		services provided to employer's Puerto
		Rico 1165(e) Plan.
		Reimbursed during 2006

BISYS Retirement	Plan record keeper	Paid expenses to BISYS Retirement	3,546	-	N/A	N/A	N/A
Services		Services from the Plan for administrative
		services provided to employer's Puerto
		Rico 1165(e) Plan.
		Reimbursed during 2006

BISYS Retirement	Plan record keeper	Paid expenses to BISYS Retirement	2,709	-	N/A	N/A	N/A
Services		Services from the Plan for administrative
		services provided to employer's Puerto
		Rico 1165(e) Plan.
		Reimbursed during 2006

BISYS Retirement	Plan record keeper	Paid expenses to BISYS Retirement	500	-	N/A	N/A	N/A
Services		Services from the Plan for administrative
		services provided to employer's Puerto
		Rico 1165(e) Plan.
		Reimbursed during 2006
			$18,586

See accompanying report of independent registered public accounting firm

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2006

	Description of investment	Units / Shares	Market value
*	Oppenheimer Quest Balanced Fund	1,074,748	$20,248,256

	Federated Max-Cap Index Fund	404,104	10,514,775

*	Oppenheimer Global Fund	133,067	9,781,723

*	Oppenheimer Quest Opportunity Value Fund	236,530	7,098,255

*	Oppenheimer Capital Appreciation Fund	154,093	7,108,320

*	Oppenheimer Cash Reserves A	6,265,912	6,265,912

	John Hancock Small Cap Equity Fund	134,334	2,999,683

	Fidelity Advisor Mid Cap Fund	64,087	1,581,023

	Calvert Income Fund	53,177	891,765

	Fidelity Advisor Dividend Growth Fund	51,228	689,532

*	Oppenheimer Champion Income Fund	63,427	603,821

*	Foot Locker Stock Fund	653,326	14,359,754

*	Cash Management Trust	107,888	107,885

*	Participant loans (1)		2,026,013
			$84,276,717

*	Party-in-interest as defined by ERISA

(1)	779 loans were outstanding at December 31, 2006, bearing interest at rates ranging from 4.00% to 8.50%.

See accompanying report of independent registered public accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Foot Locker 401(k) Plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

FOOT LOCKER 401(k) PLAN

	By:	/s/ Diane Supernant
MG Trust Company, L.L.C.
Trustee of the Plan

Date: June 29, 2007

FOOT LOCKER 401(k) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item
601 of Regulation S-K	Description
23	Consent of Independent Registered Public
Accounting Firm